Exhibit 5.1
Tandy Brands Accessories, Inc.
Summary of Incentive Bonus Plan for Executive Officers
     The Compensation Committee reviews executive officer compensation and recommends a compensation plan for adoption by the Board of Directors annually. Under the plan recommended for the fiscal year ending June 30, 2008, potential bonuses for the Company’s Chief Executive Officer, Chief Financial Officer, and Vice President of Operations are set at performance levels that, in the judgment of the Compensation Committee and the Board of Directors, will facilitate the Company’s overall growth and performance. The annual incentive bonus calculation for such officers is based upon individual payout percentages, established by the Compensation Committee and approved by the Board, ranging from 31% to 75% of base salary for each such officer based on the achievement of 100% of the pre-tax net income set forth in the original plan for the fiscal year, to be approved by the Board. Additionally, a minimum level for bonus payout is established at 70% of the pre-tax net income set forth in the Company’s original plan for the fiscal year, pursuant to which no bonuses will be paid if the Company’s pre-tax net income is below this threshold for such fiscal year.
     Upon recommendation of the Compensation Committee, the Board of Directors also approved a bonus plan for the Company’s Men’s and Women’s Division Presidents which established target bonuses based on such officers achieving specific goals with respect to revenue, net income and inventory targets. The annual incentive bonus for each such officer is set as a target amount ranging from 24% to 26% of base salary. To achieve any bonus, such officers must achieve at least 90% of their goals with respect to revenue, 70% with respect to net income and 90% with respect to inventory. The incentive bonus for such officers may exceed the established target bonus if the division goals are exceeded (capped at achieving 120% of performance targets).

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